Exhibit 12.0
BANC OF CALIFORNIA, INC.
FIXED CHARGE CALCULATION
(Dollars in thousands)

Year Ended December 31,
	2016	2015	2014	2013	2012
Ratio of earnings to fixed charges:
Excluding interest on deposits	6.78x	5.43x	2.73x	1.55x	2.54x
Including interest on deposits	3.21x	3.05x	1.60x	1.21x	1.57x
Ratio of earnings to combined fixed charges and preferred stock dividends:
Excluding interest on deposits	2.85x	3.09x	1.83x	1.12x	1.53x
Including interest on deposits	2.10x	2.26x	1.36x	1.05x	1.26x

Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividend Requirement

	Year Ended December 31,
	2016	2015	2014	2013	2012
Earnings:
1. Income (loss) before income tax	$149,406	$104,266	$26,466	$7,908	$6,475
2. Add: Interest expense	59,499	42,621	32,862	23,282	8,479
3. Earnings including interest on deposits	208,905	146,887	59,328	31,190	14,954
4. Less: Interest expense on deposits	40,220	25,783	24,411	16,051	5,960
5. Earnings excluding interest on deposits	$168,685	$121,104	$34,917	$15,139	$8,994
Fixed charges:
6. Interest expense (Line 2)	$59,499	$42,621	$32,862	$23,282	$8,479
7. Interest portion on rental expense	5,589	5,460	4,331	2,532	1,025
8. Including interest on deposits and capitalized interest	65,088	48,081	37,193	25,814	9,504
9. Less interest expense on deposits (Line 4)	40,220	25,783	24,411	16,051	5,960
10. Total fixed charges, excluding interest on deposits	$24,868	$22,298	$12,782	$9,763	$3,544
Fixed charges and preferred stock dividends:
11. Interest expense (Line 2)	$59,499	$42,621	$32,862	$23,282	$8,479
12. Interest portion on rental expense	5,589	5,460	4,331	2,532	1,025
13. Preferred stock dividends (1)	34,334	16,936	6,276	3,767	2,343
14. Including interest on deposits, capitalized interest and preferred stock dividends	99,422	65,017	43,469	29,581	11,847
15. Less interest expense on deposits (Line 4)	40,220	25,783	24,411	16,051	5,960
16. Total fixed charges and preferred stock dividends, excluding interest on deposits	$59,202	$39,234	$19,058	$13,530	$5,887
Ratio of earnings to fixed charges:
Excluding interest on deposits (Line 5 divided by Line 10)	6.78	5.43	2.73	1.55	2.54
Including interest on deposits (Line 3 divided by Line 8)	3.21	3.05	1.60	1.21	1.57
Deficiency	$—	$—	$—	$—	$—
Ratio of earnings to fixed charges and preferred stock dividends:
Excluding interest on deposits (Line 5 divided by Line 16)	2.85	3.09	1.83	1.12	1.53
Including interest on deposits (Line 3 divided by Line 14)	2.10	2.26	1.36	1.05	1.26
Deficiency	$—	$—	$—	$—	$—
(1) Utilized a 42 percent effective tax rate